Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, September 18, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”) the following MATERIAL FACT:

●	As reported by Material Fact on September 17, 2020, the Company submitted a revised financing proposal (“New DIP Financing Proposal”) for the approval of the Southern District Court of New York (the “Court”) as part of the process reorganization of LATAM in the United States of America (the “Chapter Eleven Procedure”).

●	On this date, the Honorable Judge James L. Garrity Jr. resolved to approve the New DIP Financing Proposal submitted by LATAM.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.